FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

News Release dated September 4, 2008

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X             FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: September 4, 2008

BY:

Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Begins Installation of New Gold Processing Equipment – Kenville Gold Mine

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB:ASWRF) (BERLIN: AMO), September 4, 2008, 6:00 a.m. PST – Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) is pleased to report that it has taken delivery and initiated installation of mineral processing equipment for its 100% owned Kenville Gold Mine and Milling property located near the City of Nelson in South Eastern British Columbia.

The newly purchased crushing and milling equipment (the “Equipment”) consists of:

1)

2 ball mills with drives;

2)

a classifier; and

3)

3 flotation units containing 4 cells each.

The final component to arrive is a second ball mill and a flotation unit which are expected to arrive onsite later this month. This Equipment with the existing infrastructure will allow the gold and other known metals bearing material from the underground bulk sample program, to be processed on site. The existing underground system contains extensive ore stopes and old vein areas readily available for processing.

The Equipment complements the existing underground and surface facilities at the Kenville Gold Mine property. Upon installation of the Equipment, Anglo Swiss will enter into a pilot production program while continuing its exploration programs and gathering further geotechnical information. The Equipment is scheduled to be operational during the fourth quarter of 2008.   (Please visit the Company web site at www.anglo-swiss.com to view photographs of the Equipment and an introductory film of the Kenville Gold Mine) to view photographs of the Equipment and an introductory film of the Kenville Gold Mine).

Based on a detailed review of past records and the examination and evaluation of existing underground mine workings by the Company’s technical team, management is confident that the presence of considerable gold bearing ore bodies exists on the mine site. Management has reserve estimates from historical reports which precede 43-101 standards. All work initiated by Anglo Swiss since the summer of 2007 meets 43-101 standards.

The Kenville Gold Mine property is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912. Government records indicate that past production from 181,295 tonnes mined totaled:

•

2,029 kilograms of gold or 4,473 pounds;

•

861 kilograms of silver or 1,848 pounds;

•

23.5 tonnes of lead or 51,808 pounds;

•

15 tonnes of zinc or 33,069 pounds;

•

1.6 tonnes of copper or 3,527 pounds;

•

37 kilograms of cadmium or 81.5 pounds.

Earlier this year, the Company initiated a complete rehabilitation of the infrastructure on the Kenville Mine site, including the main adit portal, underground rail lines and air lines to coincide with the completion of the Equipment installation.

The Company’s wholly owned subsidiary “Kenville Sand & Gravel Inc.” has started a pilot production program of aggregate through its crushing circuit of the existing rock dumps from previous decades of mining operations. The metal fines from the rock dumps will be processed for recovery of gold and other metals in the fourth quarter of 2008.

The Company’s mandate at the Kenville Gold Mine property, with the introduction of the Equipment, is to have an environmentally friendly mine site with a zero discharge operational objective giving the company multiple revenue streams. The Company will have additional news on the aggregate production in the near future.

About Anglo Swiss

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the acquisition and development of quality precious/base metal and gemstone properties that have undiscovered resource potential. The company is actively exploring and drilling its 100% owned, advanced staged Kenville Gold Mine property located in southeastern British Columbia.  The company is also in the process of exploring a diamondiferous bearing kimberlite property, known as the Fry Inlet Diamond Property, located in the Lac de Gras region of Canada's Northwest Territories.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard

President and Chief Executive Officer

Tel:  (604) 683-0484

Fax:  (604) 683-7497

Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada

United States

Jeff Walker or Grant Howard

Tony Schor or Jim Foy

The Howard Group Inc.

Investor Awareness Inc.

Toll Free: 1-888-221-0915

1-847-945-2222

www.howardgroupinc.com

http://www.investorawareness.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.